Exhibit 99.1

BROOKFIELD RENEWABLE ANNOUNCES POSTPONEMENT

OF PROPOSED OFFERING

HAMILTON, Bermuda, June 20, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that, in light of current capital market conditions, it has decided not to proceed with its previously announced U.S. and Canadian public offering of limited partnership units at this time.

This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,900 megawatts of installed capacity. Diversified across 70 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact:

Zev Korman

Vice President, Investor Relations

Tel: (416) 359-1955

Email: zev.korman@brookfield.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the United States Private Securities Litigation Reform Act of 1995 concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “expects”, “look forward”, and “will bring”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Annual Information Form and our Registration Statement on Form 20-F.